Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a Meeting of the Board of Directors, March 30, 2005	3
2.	Minutes of Ordinary General Meeting, March 31, 2005	6

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001-39                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (04/2005)

Date, Time and Place:

March 30, 2005, at 1 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Matters discussed and deliberated on:

1.	To approve the alteration to item 4(i), letter “h”, in the minutes of the Company Board Meeting held on February 16, 2005, to include the hypothetical case of advance redemption envisaged under subparagraph (h) of clause 7.1 of the Debenture Contract for the 1st Issue of Simple Debentures, non-convertible into shares, unsecured and without special privileges, in a single series, for public distribution (“Debenture Contract”), as added on March 9, 2005 regarding the advance redemption of the debentures, whose text will now read as follows:

“(h) the failure to comply on the part of the issuer to the following financial index, which shall be verified quarterly, always when its regular quarterly information is published by the Issuer: the ratio between Net Debt and EBITDA being less than or equal to 3.5. For the purposes of this item (h), the “Net Debt” is considered as the entire Consolidated financial debt of the Issuer, excluding the sum of the cash and cash equivalents and the consolidated cash deposits of the Issuer, while EBITDA is considered to be consolidated operating profit before interest, as well as the consolidated expenses of depreciation and amortisation.”

(Ultrapar Board Meeting Minutes (04/2005) March 30, 2005)

2.	To ratify the other conditions of the debenture issue approved at the Board of Directors meeting of February 16, 2005.

3.	To approve and include in the Debenture Issue Contract, a rate of remunerative interest on the debentures corresponding to 102.5% (one hundred and two point five percent) of the accrued average daily rates of the DIs – interbank deposits - of one day, “over extra group”, calculated and published by CETIP, based on 252 days, expressed in the form of a percentage rate per annum (“DI rate”), to be calculated according to the formula and the other dispositions set out in the Debenture Issue Contract, calculated using the bookbuilding process, carried out by the Coordinating Banks in combination with the Issuer on that date.

Observations: the deliberations were approved unanimously by those present, with the exception of Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice Chairman; Ana Maria Levy Villela Igel; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Paulo Vieira Belotti; Renato Ochman – Board Members.

I declare that this is a faithful copy of the minutes written in the Company’s record books.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

(Ultrapar Board Meeting Minutes (04/2005) of March 30, 2005)

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of Ordinary General Meeting

Date, Time and Place:

March 31, 2005, 3 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, In the City and State of São Paulo.

Present:

Shareholders representing more than two thirds of the paid-up capital, the Company Chairman and a representative of the Independent Auditors.

Publications :

Notice to Shareholders: Waived, according to disposition in subparagraph § 5, of Article 133 of Law Nº 6.404/76;

Convening Notice: Published in the Official Gazette of the State of São Paulo and in the newspaper “Valor Econômico”, on March 16, 17 and 18, 2005.

Documents referred to in Article 133, of Law Nº 6404/76: published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico, on February 17, 2005.

Presiding at the Board:

Chairman - Gilberto Tamm Barcellos Corrêa

Secretary – Elizabeth Akemi Ishii Kodato

Order of the Day:

In accordance with the published Convening Notice.

Deliberations:

1.	To record the minutes of this meeting summarising its deliberations, in accordance with that set out in Article 130, § 1 of Law 6.404/76, and its publication, in the form of subparagraph § 3, of the same article;

2.	Approve, with the abstention of those legally restricted, the documents referred to in Article 133, of Law 6404/76, with the alterations introduced by Law Nº 10.303/01, with regard to the financial year ending December 31, 2004.

3.	Ratify the approval of the capital budget for the year 2005, in accordance with the deliberations of the Board of Directors, on February 16, 2005.

4.	Approve the destination of Net Earnings in the year ending December 31, 2004, which amounted to R$ 414,479,259.81 (four hundred fourteen million, four hundred and seventy nine thousand, two hundred and fifty- nine reais and eighty-one centavos), according to the following proposal by the Company management:

	a)	R$ 20,723,962.99 (twenty million, seven hundred and twenty-three thousand, nine hundred and sixty-two reais and ninety-nine centavos), for the Legal Reserve;

	b)	R$ 32,721,096.28 (thirty-two million, seven hundreds and twenty-one thousand, and ninety-six reais and twenty-eight centavos), to the Reserve for Profits to be Realised;

	c)	R$ 196,877,648.41 (one hundred and ninety six million, eight hundred and seventy-seven thousand, six hundred and forty-eight reais and forty-one centavos) to the Profit Retention Reserve, based on the approved capital budget.

	d)	R$ 164,156,552.13 (one hundred and sixty-four million, one hundred and fifty six thousand, five hundred and fifty-two reais and thirteen centavos), for the distribution of dividends in the period, already paid in full to the shareholders.

5.	5.1) elect the members of the Board of Directors, with a mandate up to the holding of the Ordinary General Meeting for 2006, in order to examine the documents referred to in article 133 of Law 6404/76, referring to the current financial year.

	a)	PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nº 4.554.607/SSP-SP and CPF nº 008.255.498-68, whose business address is: Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910);

	b)	LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nº 3.045.977/SSP-SP and CPF nº 061.094.708-72, whose business is address is at: Av. Brigadeiro Luiz Antonio, nº 1343 – 9º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910);

	c)	ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of Identity Card RG nº 2.821.401/SSP-SP and CPF nº 513.400.208-82, whose business address is at: Av. Brigadeiro Luiz Antonio, nº 1343 – 5º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910);

	d)	PAULO VIEIRA BELOTTI, Brazilian, married, civil engineer, holder of Identity Card RG nº 946.526-1/IFP-RJ and CPF nº 001.388.357-72, whose offices are at Rua do Ouvidor, nº 60, sala 1.104, Centro, in the City and State of Rio de Janeiro;

	e)	OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, judicially separated, industrial businessman, holder of identity card RG nº 01.585.449-0/IFP-RJ and CPF nº 007.260.107-82, whose business address is at: Ladeira Nossa Senhora, nº 163 – 7º andar, in the City and State of Rio de Janeiro;

f)	RENATO OCHMAN, Brazilian, married, lawyer, inscribed under OAB/SP sob nº 82.152 and holder of CPF nº 375.739.690 - 15, whose business address is at: Av. Brigadeiro Faria Lima, nº 1461 – 11º andar, Bairro do Jardim Paulistano, in the City and State of São Paulo (CEP 01451-904), and elected as set out in subparagraph I, do § 4º, Article 141 of Law 6.404/76;

g)	NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, holder of Identity Card RG nº 3.997.339-6/SSP-SP CPF nº 589.461.528-34, whose business address is at: Av. Escola Politécnica, nº 760, Bairro do Jaguaré, in the City and State of São Paulo (CEP 05350-000).

5.2 - to set a global maximum annual limit for the remuneration of the Members of the Board of Directors, of R$ 840,000.00 (eight hundred and forty thousand reais).

Observation: the President of the Board announced that: (i) the Members of the Board of Directors, hereby elected, previously consulted with, declared that there no ongoing impediments which would prevent them from exercising their activities in the roles designated, that they do not hold positions in companies which can be considered to be competitors of the Company in the market and that they do not have any conflict of interest with the Company, in accordance with article 147 of Law nº 6.404/76; (ii) all the deliberations of the meeting were approved by all those present, except for Parth Investments Company and shareholder Renato Ochman, who abstained from voting.

There being no further matters to discuss and there being no request for the functioning of the Audit Committee, the meeting was wound up, these meeting minutes duly presented, and being read and approved, were signed below by the shareholders present. a) For ULTRA S.A. - PARTICIPAÇÕES: Paulo Guilherme Aguiar Cunha - Chairman; Lucio de Castro Andrade Filho – Vice-chairman; PAULO GUILHERME AGUIAR CUNHA; For PARTH INVESTMENTS COMPANY, as proxy and for himself: RENATO OCHMAN; For MONTEIRO ARANHA S.A.: Débora Regina Zambaldi Zilber – proxy; LUCIO DE CASTRO ANDRADE FILHO; GILBERTO TAMM BARCELLOS CORRÊA; for the holders of Preferred

Shares, INSTITUTO AMBEV DE PREVIDÊNCIA PRIVADA, ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, BB LUMINA FUNDO DE INVESTIMENTO EM AÇÕES, CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES: Dynamo Administração de Recursos Ltda. – Bruno Hermes da Fonseca – Fund Manager; For the holders of Preferred Shares G.A.S.-FUNDO DE INVESTIMENTO EM AÇÕES; GAS LÓTUS HG FUNDO DE INVESTIMENTO EM AÇÕES; GAS MIX FUNDO DE INVESTIMENTO EM TÍTULOS E VALORES MOBILIÁRIOS; EXPRESS FUND INTERNATIONAL, LLC: Fernanda Jacques Faria – proxy; For the holders of Preferred Shares BRADESCO TEMPLETON DE VALOR E LIQUIDEZ – FUNDO DE INVESTIMENTO EM AÇÕES: Bradesco Templeton Asset Manegement Ltda. - Fernanda Jacques Faria – proxy; For the holders of Preferred Shares, BANCO PACTUAL S.A. holder ROMANCHE INVESTMENT CORPORATION, LLC: Bruno Alexandre Licarião – proxy; For the holders of Preferred Shares FUNDO DE INVESTIMENTO EM AÇÕES ESMERALDA; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL ARBITRAGEM; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HEDGE PLUS; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HEDGE; ALFREDO NAGIB RIZKALLAH: Pactual Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários - Bruno Alexandre Licarião –proxy; For the holders of Preferred Shares SAFRA MULTIDIVIDENDOS – FUNDO DE INVESTIMENTO EM AÇÕES and SAFRA SMALL CAP FUNDO DE INVESTIMENTO EM AÇÕES: Banco Safra de Investimento S.A. – Viviane Alves Zimerer – proxy; Paulo Guilherme Aguiar Cunha – Chairman; Gilberto Tamm Barcellos Corrêa - President of the board; Elizabeth Akemi Ishii Kodato - Secretary to the Board; Altair Tadeu Rossato – CRC n° 1SP182515/O-5 - Auditor of Deloitte Touche Tohmatsu S/C., Independent Auditors.

I declare that this is a faithful copy of the meeting minutes recorded in the Company registry.

Elizabeth Akemi Ishii Kodato
Secretary to the Board

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	April 4, 2005	By:	/s/ Lúcio de Castro Andrade Filho

			Name:	Lúcio de Castro Andrade Filho
			Title:	Vice-President

(Minutes of a Meeting of the Board of Directors, March 30, 2005/Minutes of Ordinary General Meeting, March 31, 2005)